O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFINERMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2289

January 15, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason L. Drory Division of Corporation Finance Office of Life Sciences
Re:	Summit Therapeutics Inc. Registration Statement on Form S-3 Filed January 8, 2021 File No. 333-251958

Ladies and Gentlemen:

On behalf of Summit Therapeutics Inc. (“Summit”), we enclose Summit’s request for acceleration of the above-referenced Registration Statement to 4:15 p.m., Eastern time, on Tuesday, January 19, 2021, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Robert Duggan Michael Donaldson

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

SUMMIT THERAPEUTICS INC.
One Broadway, 14th Floor
Cambridge, MA 02142

January 15, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason L. Drory Division of Corporation Finance Office of Life Sciences
Re:	Summit Therapeutics Inc. Registration Statement on Form S-3 Filed January 8, 2021 File No. 333-251958

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Summit Therapeutics Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:15 p.m., Eastern time, on Tuesday, January 19, 2021, or as soon as possible thereafter.

Very truly yours,

SUMMIT THERAPEUTICS INC.

By:	/s/ Michael Donaldson
Michael Donaldson
Chief Financial Officer